SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)


				PocketSpec Technologies Inc.
---------------------------------------------------------------------------
                                (Name of Issuer)


					   Common Shares
--------------------------------------------------------------- -----------
                         (Title of Class of Securities)



						     73035M107
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                                 (CUSIP Number)


F. Jeffrey Krupka,  3225 East 2nd Ave., Denver, Colorado 80206 (303)393-8060
-----------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


					October 25, 2002
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             (Date of Event which Requires Filing of This Statement)

     If the filing  person has  previously  filed a statement on
Schedule 13G to report the  acquisition  that is the subject of this
 Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed Original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of  3  Pages)




(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 73035M107              13D                 Page 2 of 3 Pages


___________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

		F. Jeffrey Krupka

___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
   (a){_]
   (b)[_]

___________________________________________________________________________
3    SEC USE ONLY



___________________________________________________________________________
4    SOURCE OF FUNDS*

	OO

___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
	[_]



__________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

		Colorado, USA

___________________________________________________________________________
7    SOLE VOTING POWER

  NUMBER OF

   SHARES   	-0-
_________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    9,725,254
  OWNED BY

_________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         -0-

   PERSON
_________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    9,725,254

___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


			  9,725,254
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES*


[_]

___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

			44.5%

___________________________________________________________________________
14   TYPE OF REPORTING PERSON*

			IN

___________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 73035M107                13D                   Page 3 of 3 Pages




___________________________________________________________________________
Item 1.  Security and Issuer.

This Form 13D relates to the common stock of PocketSpec Technologies
Inc., a Colorado corporation (the "Issuer"). The Issuer's has its principal executive offices at 3225 East 2nd Ave., Denver, Colorado 80206.

___________________________________________________________________________
Item 2.  Identity and Background.

     (a) Name of Person Filing:				F. Jeffrey Krupka

(b) Business Address						3225 East 2nd Ave.
								Denver,Colorado 80206

     (c) Present Occupation					President of Issuer

     (d) Criminal Proceedings					Not Applicable

     (e) Civil Proceedings					Not Applicable

     (f) Citizenship						Mr. Krupka is a
									US citizen

___________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

On October 25, 2002, the Issuer issued 1,651,637 shares to a profit sharing plan affiliated with F. Jeffrey Krupka, the Reporting Person, in a private transaction under a stock-for-debt exchange. Affiliates of the Reporting Person own a total of 9,725,254 shares of the Issuer. In addition, the wife of the Reporting Person directly owns 463,194 shares, and his children own 64,500 shares in arrangements controlled by his wife. The Reporting Person disclaims beneficial ownership of these shares. The Reporting Person shares ownership with his wife of 9,256 shares. In August, 2002, two other affiliates of the Reporting Person acquired a total of 1,855,712 shares of the Issuer for forgiveness of debt and cash at prices between $.05 and $.15 per share As a result, the Reporting Person now indirectly owns or controls a total of 9,725,254 shares of the Issuer's common stock, or approximately 44.5% of the Issuer's issued and outstanding common stock.

___________________________________________________________________________
Item 4.  Purpose of Transaction.

The Reporting Person's acquisitions of the Issuer's common stock was effected for the purpose of reducing the debt of the Issuer and enhancing his relationship with the Issuer. The Reporting Person is the President of the Issuer. Through his affiliate relationship, he controls the largest shareholder block of the Issuer, which he believes will assist in the development of the Issuer's operations. The Reporting Person plans from time to time to acquire additional securities of the Issuer in open market transactions.

Except as stated above, the Reporting Person does not have any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of
Schedule 13D.
___________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Beneficial Ownership of the Reporting Person			9,725,254
	   Percentage Ownership of the Reporting Person
	   Of the Class of Securities						44.5%

     (b) Number of Shares as to which such person has
	   (i)  Sole power to vote or to direct the vote		-0-
	   (ii) Shared power to vote or to direct the vote		9,725,254
         (iii)Sole power to dispose or direct the disposal of     -0-
	   (iv) Shared power to dispose of or direct the disposition
		 of									9,725,254

     (c)Except for Item 3, there have been no transactions in the class of securities reported on that were effected by the Reporting Person during the past sixty days.

     (d)	 Receipt of Dividends, etc				Not Applicable

     (e)     Ownership below 5%					Not Applicable

___________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than the arrangements described in Item 3 and 4 above, the Reporting Person has no other contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

___________________________________________________________________________
Item 7.  Material to be Filed as Exhibits.


                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 25, 2002
----------------------------------------
                 (Date)


/s/ F. Jeffrey Krupka
----------------------------------------
               (Signature)



F. Jeffrey Krupka
----------------------------------------
                (Name/Title)

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).